UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Ocera Therapeutics, Inc.

(Name of Subject Company)

Ocera Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number of Class of Securities)

Ocera Therapeutics, Inc.

555 Twin Dolphin Drive, Suite 615

Redwood City, CA

(650) 475-0150

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 9, 2017 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Ocera Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by MEH Acquisition Co. (“Purchaser”), a Delaware corporation and direct wholly-owned subsidiary of MAK LLC (“Parent”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, to purchase all of the Company’s outstanding shares, par value $0.00001 per share (the “Shares”), at an offer price of (i) $1.52 per Share, net to the holder in cash, plus (ii) one non-transferrable contingent value right per Share, which represents the contractual right to receive one or more payments in cash currently estimated to be up to $2.58 in the aggregate, contingent upon the achievement of certain milestones under a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent, and for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer, without interest (subject to limited exceptions specified in the CVR Agreement) and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 9, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Mallinckrodt, Purchaser and Parent with the SEC on November 9, 2017. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-Looking Statements” a new section as follows:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at the end of the day, one minute after 11:59 p.m., Eastern Time, on Friday, December 8, 2017 (such date and time, the “Expiration Time”). The Offer was not extended. Purchaser was advised by Continental Stock Transfer & Trust Company, the depository for the Offer (the “Depository”), that, as of the Expiration Time, a total of 18,919,827 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 71.36% of the aggregate number of Shares then outstanding. In addition, Purchaser was advised by the Depository that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 1,156,614 Shares, representing approximately 4.36% of the aggregate number of Shares then outstanding. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares delivered pursuant to notices of guaranteed delivery) satisfies the Minimum Condition, as such term is defined in the Offer to Purchase.

All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and is required to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to consummate, and on December 11, 2017, did consummate, the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly-owned subsidiary of Parent, and each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of the Company or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares were cancelled and ceased to exist or (ii) by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) was automatically canceled and converted into the right to receive, subject to any required tax withholdings, the Offer Price.

As a result of the Merger, the Company will cease to be a publicly traded company and the Shares will be delisted from and will cease to trade on the Nasdaq. Parent intends to take all steps to cause the termination of the registration of the Shares and to suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On December 11, 2017, Mallinckrodt issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by Mallinckrodt is filed as Exhibit (a)(1)(I) to the amendment to the Schedule TO filed with the SEC on December 11, 2017 and is incorporated by reference herein.”

Item 9. Exhibits.

Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(j)	Press Release issued by Mallinckrodt plc on December 11, 2017 (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO-T/A filed with the Securities and Exchange Commission on December 11, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 11, 2017

Ocera Therapeutics, Inc.

	By:	/s/ Kathleen A. Schaefer
Name: Kathleen A. Schaefer
Title: President